Correspondence

SILICON VALLEY ANN ARBOR AUSTIN BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SÃO PAULO SINGAPORE

August 1, 2023

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jimmy McNamara, Christopher Dunham

RE:	China Natural Resources Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 15, 2023 (File No. 000-26046)

Dear Mr. McNamara and Mr. Dunham:

On behalf of our client, China Natural Resources Inc., a British Virgin Islands company (the “Company”), we hereby acknowledge receipt of your letter of comment, dated July 21, 2023, regarding the above referenced filings (“Comment Letter”). Your Comment Letter requests the Company to amend its filings and respond to the comments within ten business days or tell you when the Company expects to provide a response. Please be advised that the Company expects that it will be able to provide a response to the staff’s comments on or by August 18, 2023. Accordingly, on behalf of our client, we hereby respectfully request an extension of the time period required to respond to the staff’s comment until August 18, 2023.

If you have any question regarding the foregoing, please do not hesitate to contact the undersigned at +8610-5680-3969.

Respectfully submitted,

/s/ Richard J. Chang

Richard J. Chang, Esq.

cc: Zhu Youyi, Chief Financial Officer, China Natural Resources Inc.